FORM 4                                                 OMB APPROVAL
                                                --------------------------
[ ] Check this box if no longer                 OMB Number
    subject in Section 16.  Form 4              Expires:
    or Form 5 obigations may                    Estimated average burden
    continue.  See Instruction 1(b).            hours per response


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person:
Mower, Clark M.
4315 Daisy Drive
Mountain Green, UT  84050

2.  Issuer Name and Ticker or Trading Symbol:
Bonneville Pacific Corporation  BPCO

3.  IRS or Social Security Number of Reporting Person (Voluntary):
###-##-####

4.  Statement for Month/Year:
January 1999

5.  If Amendment, Date of Original (Month/Year):


6.  Relationship of Reporting Person to Issuer (Check all applicable):
    [ ] Director                      [ ] 10% Owner

    [x] Officer (give title below)    [ ] Other (specify below)

    President/CEO-----------------------------------------------------------


          TABLE 1 - Non Derivative Securities Acquired, Disposed of, or
                             Beneficially Owned
1. Title of Security              2. Trans-  3. Trans-       4. Securities Acquired (A)  5. Amount of       6. Owner-     7. Nature
   (Instr. 3)                        action     action          or Disposed of (D)          Securities         ship          of In-
                                     Date       Code            (Instr. 3, 4, and 5)        Beneficially       Form;         direct
                                                (Instr. 8)                                  Owned at           Direct        Bene-
                                                                                            End of             (D) or        ficial
                                     (Month/                             (A)                Month              Indirect      Owner-
                                     Day/                                or                 (nstr. 3 and 4)    (I)           ship
                                     Year       Code  V         Amount   (D)   Price                           (Instr. 4)    (Instr.
                                                                                                                             4)




Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

             TABLE II - Derivative Securites Acquired, Disposed of, or
                                 Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)
1.  Title of Derivative Security      2. Conver-   3. Trans-   4. Transac-    5. Number of Deriv-      6. Date Exer-
    (Instr. 3)                           sion or      action      tion Code      ative Securities Ac-     cisable and Ex-
                                         Exercise     Date        (Instr. 8)     quired (A) or Dis-       piration Date
                                         Price of                                posed of (D)             (Month/Day/
                                         Deriv-       (Month/                    Instr. 3, 4, and 5)      Year)
                                         ative        Day/
                                         Security     Year)

                                                                                                          Date      Expira-
                                                                                                          Exer-     tion
                                                                  Code  V        (A)   (D)                cisable   Date
employee stock option                 5.00          1-7-99     J*             (A)                      1-7-99       1-7-99










                                                   TABLE 11 (Continued)
7. Title and Amount of Under-  8. Price    9. Number      10. Owner-      11. Na-
   lying Securities               of          of Deriv-       ship            ture
   (Instr. 3 and 4)               Deriv-      ative           Form            of In-
                                  ative       Secur-          of De-          direct
                                  Secur-      ities           rivative        Bene-
                                  ity         Bene-           Secu-           ficial
                                  (Instr.     ficially        rity:           Own-
                                  5)          Owned           Direct          ership
                                              at End          (D) or          (Instr. 4)
                   Amount or                  of              Indi-
                   Number of                  Month           rect (I)
   Title           Shares                     (Instr. 4)      (Instr. 4)
common stock       75,000      5.00        75,000         (D)






Explanation of Responses:
*grant of option to buy 100,000 shares, 20% vests immediately and the remainder @20% per year for 4 years or accelerated to 100% vesting upon event of sale or change in control.


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



-------------------------------------               ----------------------
**Signature of Reporting Person                      Date